1.   **Organization and Nature of Business**

AmeriVet Securities, Inc. (the "Company"), was originally incorporated in the state of California on August 6, 1993 and was merged with and into a subsidiary incorporated in the state of Delaware on November 13, 2018, with the subsidiary being sole survivor of the merger with an identical Board of Directors, Officers, and Shareholders. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In addition, the Company is a Registered Investment Adviser in the state of California. AmeriVet is certified as a Service-Disabled Veteran Owned Business ("SDVOB") as well as a Minority Business Enterprise ("MBE").

2.   **Summary of Significant Accounting Policies**

Basis of presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of estimates
The preparation of the financial statement in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker
Receivables from clearing broker results from the Company's securities transactions and are short-term in nature, and accordingly, their carrying amount approximates fair value.

Revenue recognition
The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sales revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership. The Company estimates and records provisions for customer quantity rebates and sales returns and allowances as a reduction in revenue in the same period the related revenue is recognized, based upon its historical experience.

Underwriting income
Underwriting income, net includes underwriting income, net of syndicate expenses, arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. The Company recognizes revenue when the services for the transaction are determined to be completed. For firm commitment underwriting, this is defined as the trade date or syndicate settlement date, which is the point in time when the underwriter purchases the securities from the issuer or the date upon which the securities of a public offering are delivered by the issuer to or for the account of syndicate members.

Underwriting receivables as of December 31, 2022 and 2021 totaled $692,650 and $2,573,854, respectively.

Commission income
The Company earns commission income by acting as an agent on behalf of institutional customers. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Riskless principal income
Riskless principal transaction includes trading gains and losses from the Company's trading activities in the secondary trading market, whereby the Company earns a spread for such activity. Realized gains and losses are included in net gain from riskless principal transactions and are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Credit losses on financial instruments
The Company recognizes and measures credit losses in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 326, *Financial Instruments – Credit Losses* ("ASC 326"). In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimates of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financials assets, as well as changes to expected credit losses during the period, are recognized in earnings.

Accounts receivable are stated at face amount with no allowance for doubtful accounts as the Company concluded it did not have any expected credit losses.

Income Taxes
The Company accounts for income taxes using the asset and liability method in accordance with FASB's ASC 740, *Income Taxes*, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax

law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as a part of income tax expense, if any. As of December 31, 2022, the Company determined that it had no uncertain tax positions. The Company is no longer subject to examination by federal, state, and local taxing authorities for years prior to December 31, 2019.

3.   **Related Parties**

The Company maintains an administrative services agreement with one of its shareholders, whereby the shareholder is to provide certain services such as accounting, technology, operation, compliance, human resources, and other services.

Rent

The Company entered into a monthly license agreement with one of its shareholders for its office space located at 1155 Avenue of the Americas, New York, NY, and a separate agreement for its shared office space located at 625 W Adams Street, Office 20-144, Chicago, IL.

The Company's operations and financial position could differ from those that would have been attained if the entity were unrelated.

The amount payable to the related party as of December 31, 2022, totaled $1,129,501.

4.   **Income Taxes**

For income tax reporting, the Company has tax loss carryforwards ("NOLs") available to offset future taxable income. A net deferred tax asset is summarized as follows at December 31, 2022:

Year Ended December 31, 2022

Deferred tax asset	$ 1,917,933
Deferred tax liability	(303,814)
Net deferred tax asset	1,614,119
Valuation allowance	-
Deferred tax asset - net	$ 1,614,119

The Company has a deferred tax asset and liability to account for temporary differences arising as a result of underwriting receivables, prepaid expenses, accounts payable and accrued expenses, and commissions payable being recorded in different periods for tax reporting purposes than for financial reporting purposes. In addition, the deferred tax asset has been established for NOLs.

No valuation allowance has been established as management believes that it is more likely than not that the NOLs will be utilized. During the year ended December 31, 2022, the valuation allowance decreased by $0.

At December 31, 2022, the Company has net operating loss carryforwards for federal income tax purposes of $2,783,000 available to offset future taxable income and may be carried forward indefinitely. For state and local income tax purposes, the Company has net operating loss carryforwards of approximately $3,221,000 and $2,729,000 respectively, available to offset future

taxable income expiring at 2042. During the year ended December 31, 2022, the Company increased the net operating loss carryforwards by approximately $2,783,000, $3,014,000, and $2,729,000 for federal, state, and local income tax purposes, respectively.

5. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company maintains a clearing deposit of $500,000 with the clearing broker.

6. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2022, the Company has seven subordinated loans in the aggregated amount of $8,000,000. The agreements were approved by FINRA and are part of the computation of net capital under SEC Uniform Net Capital Rule 15c3-1. The following table present the outstanding amount as of December 31, 2022.

Effective date	Amount	Maturity	Rate	Type
January 29, 2020	$ 1,000,000	February 1, 2024	5%	Debt
July 28, 2020	1,000,000	August 1, 2024	5%	Equity
August 7, 2019	500,000	August 7, 2024	5%	Debt
October 22, 2018	2,000,000	October 22, 2024	5%	Equity
October 22, 2018	1,000,000	October 23, 2024	5%	Equity
October 22, 2018	2,000,000	October 24, 2024	5%	Equity
November 26, 2019	500,000	December 1, 2023	5%	Debt
	$ 8,000,000			

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $9,548,354 which was $9,389,116 above its required net capital of $159,238. The ratio of aggregate indebtedness to net capital was .25 to 1.

8. Off-balance-sheet and Concentration Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when

necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of Federal Deposit Insurance Commission ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2022, $3,737,277 was in excess of FDIC insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

9. **Litigation and Regulatory Matters**

As a regulated securities broker-dealer, from time to time, the Company may be involved in legal proceedings and investigations. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the cash flow, result of operations, or financial position. However, the Company, as part of an underwriting syndicate, is named as a defendant in three civil cases. The Company is only held liable for its actions as part of the underwriting syndicate and all relevant legal proceedings are handled by the lead underwriter. The Company has an ongoing FINRA review, but these regulatory reviews are normal in the ordinary course of business.

10. **Guarantees**

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party). This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

11. **Subsequent Events**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2022, through the date of this report and determined that there were no events or transactions which took place that would have a material impact on its financial statements.